Exhibit 99.1

Puxin Limited Announces First Quarter 2019 Unaudited Financial Results

BEIJING, May 20, 2019 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial and Operational Highlights

•	Net revenues were RMB615.7 million (US$91.7 million), an increase of 24.2% from RMB495.7 million in the first quarter of 2018.
•	Operating loss was RMB136.5 million (US$20.3 million), a decrease of 58.1% from RMB325.8 million in the first quarter of 2018.
•	Adjusted operating loss[1] was RMB41.8 million (US$6.2 million), an increase of 3.6% from RMB40.4 million in the first quarter of 2018.
•	Net loss attributable to Puxin Limited was RMB248.8 million (US$37.1 million), a decrease of 29.9% from RMB355.0 million in the first quarter of 2018.
•	Adjusted net loss attributable to Puxin Limited[2] was RMB73.8 million (US$11.0 million), an increase of 63.8% from RMB45.0 million in the first quarter of 2018.
•	Adjusted EBITDA[3] was RMB(16.9) million (US$(2.5) million), a decrease of 10.8% from RMB(19.0) million in the first quarter of 2018.
•	Cash and cash equivalents were RMB666.6 million (US$99.3 million), compared with RMB778.0 million as of December 31, 2018.
•	Student enrollments increased by 54.1% to 402,061 from 260,973 in the first quarter of 2018.

Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin, commented, “We started off the year strongly with net revenues growing 24.2% year-over-year to RMB615.7 million, significantly exceeding the high-end of our guidance, while our net loss attributable to Puxin Limited narrowed by 29.9% from the same period last year. In particular, revenues from K-12 education rose 38% year-over-year, mainly driven by our efforts to strengthen organic growth in student enrollment. Gross profit for the quarter increased by 26% year-over-year while our gross margin expanded above 45%. Although we slowed the pace of acquisitions late last year in response to changes in the regulatory environment, student enrollments during the quarter increased by 54.1%, while our retention rate reached 81.3%, which we believe demonstrates the solid integration of schools that we have acquired over the past few years. We have worked diligently to implement a structured management approach, and improve and standardize both the teaching quality and materials in all of the new classrooms that we acquire. It also highlights the enormous organic growth potential of our existing schools, our strong operational capabilities, and the increasing trust parents have in our educational services. With our unique ‘acquisition plus integration’ model, in addition to the launch of our online education business in the fourth quarter of last year, we are looking forward to further exploring an Online-Merge-Offline, or “OMO”, model in the education market in China.

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

Adjusted net loss attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[3]

EBITDA is a non-GAAP financial measure, which is defined as net loss excluding depreciation, amortization, interest expense, interest income and income tax (benefits) expenses; adjusted EBITDA is a non-GAAP financial measure, which is defined as net loss excluding depreciation, amortization, interest expense, interest income, income tax (benefits) expenses, share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Financial Results for the First Quarter of 2019

Net Revenues

Net revenues increased by 24.2% to RMB615.7 million (US$91.7 million) from RMB495.7 million in the first quarter of 2018. This increase was primarily driven by increases in student enrollments. Student enrollments increased by 54.1% to 402,061 from 260,973 in the same period of 2018.

Cost of Revenues

Cost of revenues increased by 22.7% to RMB335.6 million (US$50.0 million) from RMB273.5 million in the same period of 2018, primarily due to an increase in teacher compensation. Cost of revenues, excluding share-based compensation expenses, increased by 22.6% to RMB334.2 million (US$49.8 million) from RMB272.5 million in the first quarter of 2018.

Gross Profit and Gross Margin

Gross profit was RMB280.1 million (US$41.7 million), an increase of 26.0% from RMB222.3 million in the same period of 2018. Gross margin was 45.5%, compared with 44.8% for the same period in 2018.

Operating Expenses

Total operating expenses decreased by 24.0% to RMB416.6 million (US$62.1 million) from RMB548.0 million in the first quarter of 2018.

Selling expenses increased by 35.2% to RMB222.6 million (US$33.2 million) from RMB164.6 million in the first quarter of 2018. Selling and marketing expenses, excluding share-based compensation expenses, increased by 32.7% to RMB215.5 million (US$32.1 million) from RMB162.4 million in the first quarter of 2018. The increases were primarily due to increases in selling and marketing staff compensation.

General and administrative expenses decreased by 49.4% to RMB194.0 million (US$28.9 million) from RMB383.4 million during the same period of 2018. The decrease was primarily due to a decrease in share-based compensation expenses. General and administrative expenses, excluding share-based compensation expenses, increased by 6.5% to RMB107.8 million (US$16.1 million) from RMB101.2 million in the first quarter of 2018.

Total share-based compensation expenses allocated to related operating costs and expenses decreased by 66.8% to RMB94.7 million (US$14.1 million) from RMB285.4 million in the same period of 2018. The decrease was primarily due to less new grants of options to employees in the first quarter of 2019.

Operating Loss and Operating Margin

Operating loss decreased by 58.1% to RMB136.5 million (US$20.3 million) from RMB325.8 million in the first quarter of 2018.

Operating margin was (22.2)% in the first quarter of 2019, compared with (65.7)% for the same period in 2018.

Adjusted operating loss was RMB41.8 million (US$6.2 million), compared with RMB40.4 million in the first quarter of 2018.

Adjusted operating margin was (6.8)%, compared with (8.1)% in the same period of the prior year.

Net Loss

Net loss attributable to Puxin Limited decreased by 29.9% to RMB248.8 million (US$37.1 million) from RMB355.0 million during the first quarter of 2018. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB3.02 (US$0.44), compared with RMB6.10 during the same period of 2018.

Adjusted net loss attributable to Puxin Limited was RMB73.8 million (US$11.0 million), compared with RMB45.0 million during the same period of 2018. Adjusted basic and diluted net loss per ADS attributable to Puxin Limited4 were RMB0.90 (US$0.13), compared with RMB0.78 during the same period of 2018.

EBITDA

EBITDA decreased by 41.7% to RMB(191.9) million (US$(28.6) million) from RMB(328.9) million in the first quarter of 2018.

EBITDA margin was (31.2)% in the first quarter of 2019, compared with (66.4)% for the same period in 2018.

Adjusted EBITDA was RMB(16.9) million (US$(2.5) million), compared with RMB(19.0) million in the first quarter of 2018.

Adjusted EBITDA margin was (2.7)%, compared with (3.8)% in the same period of the prior year.

Cash and cash equivalents

As of March 31, 2019, the Company had total cash and cash equivalents of RMB666.6 million (US$99.3 million), compared with RMB778.0 million as of December 31, 2018.

Business Outlook

For the second quarter of 2019, based on the information available as of the date of this press release, the Company expects net revenues to be between RMB611.0 million and RMB637.6 million, which represents an increase of 15% to 20% year-over-year. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on May 20, 2019 at 8:00 AM U.S. Eastern Time (or 8:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272

China:	4001-201203

US:	+1-888-346-8982

Hong Kong:	+852-301-84992

Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through May 27, 2019 by dialing the following numbers:

International:	+1-412-317-0088

US:	+1-877-344-7529

Passcode:	10131688

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

[4]

Adjusted basic and diluted net loss per ADS attributable to Puxin Limited is a non-GAAP financial measure, which is defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.7112 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 29, 2019, or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating loss, adjusted net loss attributable to Puxin Limited, EBITDA, adjusted EBITDA, adjusted basic and diluted net loss per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating loss is defined as operating loss excluding share-based compensation expenses; adjusted net loss attributable to Puxin Limited is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes; EBITDA is defined as net loss excluding depreciation, amortization, interest expense, interest income and income tax (benefits) expenses; adjusted EBITDA is defined as net loss excluding depreciation, amortization, interest expense, interest income, income tax (benefits) expenses, share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes, and adjusted basic and diluted net loss per ADS attributable to Puxin Limited are defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31	As of March 31
	2018	2019	2019
	RMB	RMB	USD
ASSETS

Current assets
Cash and cash equivalents	778,006	666,614	99,329
Restricted cash, current portion	-	100,668	15,000
Inventories	9,659	9,380	1,398
Prepaid expenses and other current assets	128,638	84,921	12,654
Total current assets	916,303	861,583	128,381

Non-current assets
Restricted cash, non-current portion	40,971	39,539	5,891
Operating lease right-of-use assets	-	781,704	116,478
Property, plant and equipment, net	248,801	250,267	37,291
Intangible assets	218,978	211,611	31,531
Goodwill	1,243,817	1,247,517	185,886
Deferred tax assets	3,456	1,684	251
Rental deposit	64,693	63,059	9,396
TOTAL ASSETS	2,737,019	3,456,964	515,105

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB490,696 and RMB556,434 as of December 31, 2018 and March 31, 2019, respectively)	515,623	560,441	83,509
Income tax payable of the consolidated VIE without recourse to the Group	15,755	12,725	1,896
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB862,043 and RMB822,589 as of December 31, 2018 and March 31, 2019, respectively)	876,861	834,962	124,413
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB164,675 as of December 31, 2018 and March 31, 2019, respectively)	-	165,902	24,720
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB3,199 and RMB604 as of December 31, 2018 and March 31, 2019, respectively)	54,493	46,898	6,988
Bank borrowing of the consolidated VIE without recourse to the Group	106,600	191,100	28,475
Promissory notes, current portion (including promissory notes, current portion of the consolidated VIE without recourse to the Group of RMB190,000 and RMB190,000 as of December 31, 2018 and March 31, 2019, respectively)	361,888	357,780	53,311
Total current liabilities	1,931,220	2,169,808	323,312

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31	As of March 31
	2018	2019	2019
	RMB	RMB	USD

Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	121,191	131,441	19,585
Operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group	-	555,170	82,723
Deferred tax liabilities of the consolidated VIE without recourse to the Group	71,031	69,076	10,293
Franchise deposits of the consolidated VIE without recourse to the Group	1,763	1,793	267
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2018 and March 31, 2019, respectively)	63,942	142,277	21,200
TOTAL LIABILITIES	2,189,147	3,069,565	457,380

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,627,228 shares issued and 165,038,164 and 165,042,756 shares outstanding as of December 31, 2018 and March 31, 2019, respectively)	62	62	9
Additional paid-in capital	1,944,325	2,039,076	303,832
Statutory reserve	4,595	4,595	685
Accumulated other comprehensive income	68,214	61,750	9,201
Accumulated deficit	(1,469,303)	(1,718,081)	(256,002)
Total Puxin Limited shareholders’ equity	547,893	387,402	57,725
Non-controlling interest	(21)	(3)	-
TOTAL SHAREHOLDERS’ EQUITY	547,872	387,399	57,725

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	2,737,019	3,456,964	515,105

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2018	2019	2019
	RMB	RMB	USD

Net revenues	495,708	615,675	91,738
Cost of revenues (including share-based compensation expenses of RMB976 and RMB1,402 for the three months ended March 31, 2018 and 2019, respectively)	273,458	335,599	50,006
Gross profit	222,250	280,076	41,732

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB2,236 and RMB7,118 for the three months ended March 31, 2018 and 2019, respectively)	164,647	222,634	33,174
General and administrative expenses (including share-based compensation expenses of RMB282,202 and RMB86,228 for the three months ended March 31, 2018 and 2019, respectively)	383,373	193,985	28,904
Total operating expenses	548,020	416,619	62,078

Operating loss	(325,770)	(136,543)	(20,346)

Interest expense	5,040	30,039	4,476
Interest income	103	766	114
Foreign exchange loss	-	189	28
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	23,665	80,262	11,959
Loss on extinguishment of convertible notes	900	-	-
Loss before income taxes	(355,272)	(246,267)	(36,695)
Income tax (benefits) expenses	(223)	2,493	371
Net loss	(355,049)	(248,760)	(37,066)
Less: Net (loss) income attributable to non-controlling interest	(25)	18	3
Net loss attributable to Puxin Limited	(355,024)	(248,778)	(37,069)

Net loss per share attributable to Puxin Limited
Basic and diluted	(3.05)	(1.51)	(0.22)
Net loss per ADS attributable to Puxin Limited
Basic and diluted	(6.10)	(3.02)	(0.44)

Weighted average shares used in calculating basic and diluted net loss per share	116,364,575	165,041,823	165,041,823

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended March 31,
	2018	2019	2019
	RMB	RMB	USD

Net loss	(355,049)	(248,760)	(37,066)

Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	19,272	(6,464)	(963)
Total comprehensive loss	(335,777)	(255,224)	(38,029)
Less: comprehensive (loss) income attributable to non-controlling interest	(25)	18	3

Total comprehensive loss attributable to Puxin Limited	(335,752)	(255,242)	(38,032)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2018	2019	2019
	RMB	RMB	USD
Operating loss	(325,770)	(136,543)	(20,346)
Add: Share-based compensation expenses	285,414	94,748	14,118
Adjusted operating loss	(40,356)	(41,795)	(6,228)

Net loss attributable to Puxin Limited	(355,024)	(248,778)	(37,069)
Add: Share-based compensation expenses	285,414	94,748	14,118
Add: Loss on changes in fair value of convertible notes, derivative liabilities and warrants	23,665	80,262	11,959
Add: Loss on extinguishment of convertible notes	900	-	-
Adjusted net loss attributable to Puxin Limited	(45,045)	(73,768)	(10,992)

Net loss	(355,049)	(248,760)	(37,066)
Add: Income tax (benefits) expenses	(223)	2,493	371
Depreciation of property, plant and equipment	13,347	17,306	2,579
Amortization of intangible assets	8,052	7,767	1,157
Interest expense	5,040	30,039	4,476
Interest income	(103)	(766)	(114)
EBITDA	(328,936)	(191,921)	(28,597)
Add: Share-based compensation expenses	285,414	94,748	14,118
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	23,665	80,262	11,959
Loss on extinguishment of convertible notes	900	-	-
Adjusted EBITDA	(18,957)	(16,911)	(2,520)
Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(6.10)	(3.02)	(0.44)

Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(0.78)	(0.90)	(0.13)

Weighted average shares used in calculating basic and diluted net loss per share	116,364,575	165,041,823	165,041,823

Note: Each ADS represents two ordinary shares.